ROGERS TO DELIVER THE ULTIMATE VIDEO EXPERIENCE AFTER WINNING

700 MHz AUCTION

Company takes long-term view to secure ‘beachfront property’

Toronto, February 19, 2014—Today Rogers Communications confirmed it has secured twenty year licenses for two 12MHz blocks of contiguous, paired lower 700MHz band spectrum in Canada’s major geographic markets.

“We went into this auction with our customers’ needs front and centre. We believe they want the ultimate video experience and this spectrum will allow us to deliver just that. Not all 700MHz spectrum in the auction was the same; we secured the beachfront property we wanted. You either want your customers to have the best for the next 20 years or you don’t. As Minister Moore said today, the 700MHz spectrum is the highest-quality wireless frequency ever auctioned in Canada. This was a clear strategy for the long-term and our customers won,” said Guy Laurence, President and Chief Executive Officer.

Customer Benefits of 700MHz Spectrum

The 700MHz spectrum Rogers has acquired benefits all customers whether they live in cities, towns or rural areas. The spectrum will allow Rogers to deliver the ultimate video experience and it will carry wireless signals across longer distances. It will also benefit Enterprise customers with faster mobile broadband compared to existing LTE coverage. 700MHz spectrum has the added advantage of providing better in-building reception in densely populated cities, allowing customers to enjoy the speed and consistency of LTE inside buildings.

Spectrum Acquired in all Major Canadian Markets

Rogers’ new 700MHz spectrum covers 99.7% of the Canadian population. Its two blocks of contiguous, paired spectrum are located in the key rural and urban locations across Canada. Specifically, Rogers has acquired the A and B 12MHz blocks, in Southern Ontario, Eastern Ontario, Southern Quebec, Eastern Quebec, British Columbia, Alberta, Newfoundland, Nova Scotia and New Brunswick. Rogers has also acquired 12MHz of C block spectrum in Northern Quebec, Northern Ontario, Manitoba and Saskatchewan.

The Rogers cash investment will total C$3.29 billion which is in line with recent spectrum transactions in the United States. The price range for prime 700MHz spectrum in major United States markets has been in excess of US$4.00 per MHz/POP. In the 2008 United States 700MHz auction, the top 25 markets sold for US$4.50. By comparison, Rogers has paid C$4.32 per MHz/POP for the major markets across Canada securing two blocks of paired spectrum with license terms that are 33 percent longer than comparable 700MHz licenses in the United States.

Please note that due to spectrum auction rules Rogers is not able to comment further about the auction results for a 30 business day period, at which point final payments from the auction participants are required.

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About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services to consumers and businesses. Through Media, we are engaged in radio and television broadcasting, televised shopping, sports entertainment, and magazines and trade publications. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

Caution Regarding Forward-Looking Statements, Risks and Assumptions This release includes “forward-looking information” within the meaning of applicable securities laws relating to assumptions concerning finalizing the acquisition and subsequent deployment of wireless spectrum as detailed above. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to the post auction distribution of the spectrum by Industry Canada or unanticipated subsequent operational, technological or financial challenges associated with the deployment of such spectrum that could arise. Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Investors:

Bruce Mann 416-935-3532 or bruce.mann@rci.rogers.com

Dan Coombes 416-935-3550 or dan.coombes@rci.rogers.com

Media:

Terrie Tweddle 416-935-4727 or terrie.tweddle@rci.rogers.com

Patricia Trott 416-935-7359 or patricia.trott@rci.rogers.com